UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated April 11, 2017 titled “GeoPark announces the filing of its Form 20-F for fiscal year 2016”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: April 11, 2017

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES THE FILING OF ITS FORM 20-F FOR FISCAL YEAR 2016

April 11, 2017 - GeoPark Limited ("GeoPark" or the “Company”) (NYSE: GPRK), a leading Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil, Argentina and Peru, hereby announces the filing of its Form 20-F for the fiscal year ended December 31, 2016, with the Securities and Exchange Commission (the “SEC”).

GeoPark’s Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investor Support section of the Company’s website at www.geo-park.com. In addition, Shareholders may receive a hard copy of the Company’s audited financial statements, or its complete 2016 Form 20-F including audited financial statements, free of charge, by requesting a copy from the investor relations team.

For further information please contact:

INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com
Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com
Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com